PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

03007542

28 February, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 17 2003
WASH, D.C. 187 SECTION

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Richard Hobson
Company Secretary

dlw 3/20

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

List of documents forwarded under cover the letter to Securities and Exchange Commission dated 28 February, 2003.

- Press Release Announcing Share Buy-Back
- On market Buy Back – Appendix 3C
- Appendix 3E dated 20 December 2002
- Appendix 3E dated 23 December 2002
- Appendix 3E dated 24 December 2002
- Appendix 3E dated 31 December 2002
- Appendix 3E dated 31 January 2003
- Appendix 3E dated 3 February 2003
- Appendix 4B Half Year Results
- Open Briefing – PaperlinX MD dated 11 February 2003
- Half Yearly Financial Report

PAPERLINX LIMITED
ABN 70 005 146 350

HALF-YEARLY FINANCIAL REPORT

31 DECEMBER 2002

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited and its controlled entities ("the consolidated entity") for the half-year ended 31 December 2002 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn Chairman	Director and Chairman since December 1999
Mr I M (Ian) Wightwick Managing Director	Director since December 1993 - appointed Managing Director January 1998
Mr D A (Darryl) Abotomey	Director since March 2001
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr P R (Peter) Waterworth	Director since March 2001
Mr L J (Lindsay) Yelland	Director since February 2000

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 11 February 2003 (copy attached).

Rounding Off

The company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 11th day of February 2003.

D E Meiklejohn
Chairman

I M Wightwick
Managing Director

STATEMENT OF FINANCIAL PERFORMANCE

For the half-year ended 31 December		CONSOLIDATED 2002 $m	2001 $m
Revenue from ordinary activities	Note 3	1,877.4	1,730.7
Expenses from ordinary activities	Note 4	(1,752.0)	(1,615.1)
Borrowing costs		(23.0)	(21.3)
Profit from ordinary activities before income tax		102.4	94.3
Income tax expense		(30.9)	(29.5)
Net profit attributable to members of PaperlinX Limited	Note 6	**71.5**	**64.8**
Net exchange differences on translation of overseas controlled entities		20.0	0.5
Adjustments on initial adoption of Accounting Standards:			
• Revised AASB 1028 "Employee Benefits"	Note 2	(1.0)	-
• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	Note 2	45.2	-
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		64.2	0.5
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		135.7	65.3
Basic earnings per share		20.0¢	20.1¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		356.9	321.6
Diluted earnings per share		19.9¢	20.0¢
The weighted average number of shares on issue (million) used in the calculation of the diluted earnings per share		359.5	324.4

Notes 1 to 11 form part of the financial statements and are to be read in conjunction therewith.

STATEMENT OF FINANCIAL POSITION

As at		CONSOLIDATED 31 December 2002 $m	CONSOLIDATED 30 June 2002 $m
CURRENT ASSETS			
Cash assets		183.4	112.9
Receivables		685.2	427.7
Inventories		570.2	461.3
TOTAL CURRENT ASSETS		**1,438.8**	**1,001.9**
NON-CURRENT ASSETS			
Receivables		4.9	5.4
Other financial assets		1.5	1.5
Property, plant and equipment		1,093.6	1,071.1
Intangible assets		282.0	171.3
Deferred tax assets		37.0	37.5
TOTAL NON-CURRENT ASSETS		**1,419.0**	**1,286.8**
TOTAL ASSETS		**2,857.8**	**2,288.7**
CURRENT LIABILITIES			
Payables		510.4	345.3
Interest bearing liabilities		50.6	43.6
Current tax liabilities		11.7	13.0
Provisions		53.8	100.0
TOTAL CURRENT LIABILITIES		**626.5**	**501.9**
NON-CURRENT LIABILITIES			
Payables		24.1	1.4
Interest bearing liabilities		550.7	400.8
Deferred tax liabilities		141.8	132.9
Provisions		39.5	38.6
TOTAL NON-CURRENT LIABILITIES		**756.1**	**573.7**
TOTAL LIABILITIES		**1,382.6**	**1,075.6**
NET ASSETS		**1,475.2**	**1,213.1**
EQUITY			
Contributed equity	Note 5	1,312.7	1,140.9
Reserves		32.3	12.5
Retained profits	Note 6	130.1	59.6
Total parent entity interest		**1,475.1**	**1,213.0**
Outside equity interests in controlled entities		0.1	0.1
TOTAL EQUITY		**1,475.2**	**1,213.1**

Notes 1 to 11 form part of these financial statements and are to be read in conjunction therewith.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December	CONSOLIDATED 2002 $m	2001 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	1,897.6	1,564.0
Payments to suppliers and employees	(1,732.6)	(1,373.8)
Interest received	1.1	1.9
Interest paid	(24.4)	(18.3)
Income taxes paid	(24.3)	(39.2)
Other income received	9.2	30.5
NET CASH FROM OPERATING ACTIVITIES	126.6	165.1
CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		
Loans repaid by other persons	0.9	0.8
Acquisition of:		
Controlled entities and businesses	(324.4)	(3.5)
Property, plant and equipment	(31.2)	(33.3)
Proceeds from the sale of:		
Controlled entities and businesses	-	194.6
Property, plant and equipment	1.8	1.4
NET CASH (USED IN) / FROM INVESTING ACTIVITIES	(352.9)	160.0
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Dividends paid	(45.0)	(44.9)
Proceeds from issue of shares	175.0	1.1
Share issue expenses	(2.2)	-
Payment for shares bought back	(1.0)	-
Loans repaid to other persons	(0.3)	(0.6)
Proceeds from borrowings	491.7	994.6
Repayment of borrowings	(328.9)	(1,281.2)
Principal lease repayments	(0.1)	(0.1)
NET CASH FROM / (USED IN) FINANCING ACTIVITIES	289.2	(331.1)
NET INCREASE / (DECREASE) IN CASH HELD	62.9	(6.0)
Cash at the beginning of the half-year	107.8	90.3
Cash disposed on disposal of controlled entities	-	(2.6)
Exchange rate changes on translation of foreign currency cash flows and cash balances	12.2	7.1
Cash at the end of the half-year	182.9	88.8

Notes 1 to 11 form part of these financial statements and are to be read in conjunction therewith.

Note 1. Statement of Significant Accounting Policies

(a) Basis of Preparation of Half-Yearly Financial Report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2002 Full Year Financial Report and any public announcements by PaperlinX Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the 30 June 2002 Full Year Financial Report.

The half-year report does not include full note disclosures of the type normally included in a full year financial report.

(b) Reclassification of Financial Information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current period.

Note 2. Changes in Accounting Policy

(a) Employee Benefits

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $1.0 million decrease in opening retained profits
- $0.3 million increase in deferred tax assets
- $1.3 million increase in the current provision for employee benefits

(b) Provisions, Contingent Liabilities and Contingent Assets

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $45.2 million increase in opening retained profits
- $45.2 million decrease in provision for dividends

There was no impact on profit or loss for the reporting period to 31 December 2002.

Note 2. Changes in Accounting Policy (cont'd)

(c) Pro-forma restatement of retained profits, deferred tax assets, provision for dividends and current provision for employee benefits

	CONSOLIDATED	
	31 December 2002 $m (restated)	30 June 2002 $m (restated)
Restatement of deferred tax assets		
Balance at end of period – as previously reported	37.0	37.5
Effect of change in accounting policy	-	0.3
Restated balance at end of period	37.0	37.8
Restatement of provision for dividends		
Balance at end of period – as previously reported	-	45.2
Effect of change in accounting policy	-	(45.2)
Restated balance at end of period	-	-
Restatement of current provision for employee benefits		
Balance at end of period – as previously reported	36.2	34.6
Effect of change in accounting policy	-	1.3
Restated balance at end of period	36.2	35.9

	31 December 2002 $m (restated)	31 December 2001 $m (restated)
Restatement of retained profits		
Reported retained profits at end of the previous period	59.6	28.3
Increase/(decrease) in retained profits due to change in accounting policy on adoption of:		
• Revised AASB 1028 "Employee Benefits"	(1.0)	(1.0)
• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	45.2	45.0
Restated retained profits at beginning of the period	103.8	72.3
Restated net profit attributable to members of the parent entity	71.5	64.8
Aggregate of amounts transferred from reserves	-	(3.0)
Dividends paid	(45.2)	(45.0)
Restated balance at end of period	130.1	89.1

	For the half-year ended 31 December	CONSOLIDATED 2002 $m	2001 $m
Note 3.	**Revenue from Ordinary Activities**		
	Revenue from operating activities		
	Sales of goods	1,866.7	1,518.5
	Rendering of services:		
	• Commissions	5.2	6.2
	Total revenue from operating activities	1,871.9	1,524.7
	Revenue from outside operating activities		
	Insurance recoveries	3.6	2.5
	Rent received	0.4	-
	Sub-total	4.0	2.5
	Interest received:		
	• Other	1.1	1.8
	Proceeds on disposals of:		
	• Non-current assets	0.4	1.7
	• Businesses and controlled entities	-	200.0
	Sub-total	1.5	203.5
	Total revenue from outside operating activities	5.5	206.0
	Total revenue from ordinary activities	1,877.4	1,730.7
Note 4.	**Expenses from Ordinary Activities**		
	Cost of sales	1,469.1	1,195.0
	Distribution and warehousing expenses	153.2	90.3
	Sales and marketing expenses	53.5	44.6
	General and administration expenses (1)	75.4	283.6
	Research and development expenses	0.8	1.6
	Total Expenses from Ordinary Activities	1,752.0	1,615.1

(1) In accordance with current accounting standard requirements, general and administration expenses includes the carrying value of the non-current assets and the carrying value of the businesses and controlled entities disposed of, totalling $0.4 million (2001: $203.1 million).

Note 5. Contributed Equity

	CONSOLIDATED	
	31 December 2002	30 June 2002
	$m	$m
Issued and paid-up share capital 359,017,614 ordinary shares (June 2002: 322,732,537 ordinary shares)	1,312.7	1,140.9
Total Contributed Equity	1,312.7	1,140.9
Movement in Contributed Equity		
Balance at beginning of period	1,140.9	1,137.0
Nil shares issued pursuant to the Employee Share Purchase Plan (June 2002: 629,200 at average price of $2.86 each)	-	1.8
15,000 shares issued at $3.13 each pursuant to options exercised (June 2002: 450,000)	-	1.4
Nil shares issued pursuant to options exercised (June 2002: 125,000 at $3.32 each)	-	0.4
7,500 shares issued at $4.12 each pursuant to options exercised (June 2002 : 77,500)	-	0.3
26,041,667 shares issued at a price of $4.80 pursuant to a private placement of shares to partly fund the acquisition of The Paper Company Ltd	125.0	-
10,411,910 shares issued at a price of $4.80 pursuant to a share purchase plan to partly fund the acquisition of The Paper Company Ltd	50.0	-
Share issue expenses	(2.2)	-
191,000 shares purchased at an average price of $5.07 pursuant to the share buy back plan	(1.0)	-
Balance at end of period	1,312.7	1,140.9

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

During the year PaperlinX Limited granted options over ordinary shares as follows:

Employee Share Option Plan

220,000 options over 220,000 ordinary shares at an exercise price of $5.13 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the date of allotment.

At 31 December 2002 there are 2,677,600 (30 June 2002: 2,480,100) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements.

The granting of options is generally subject to specific performance criteria being achieved.

Note 6. Retained Profits

	CONSOLIDATED 2002 $m	2001 $m
Retained profits at the beginning of the half-year	59.6	28.3
Net effect on initial adoption of:		
• Revised AASB 1028 "Employee Benefits"	(1.0)	-
• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	45.2	-
Net profit attributable to members of PaperlinX Limited	71.5	64.8
Transfer to exchange fluctuation reserve amounts now realised	-	(3.0)
Dividends provided	-	(41.9)
Dividends paid	(45.2)	-
Retained profits at the end of the half-year	130.1	48.2

Note 7. Dividends

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable on 25 March 2003 – 13.5 cents per share, 70% franked at 30% tax rate on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2002.

The interim dividend for the prior period on ordinary shares was paid on 26 March 2002 – 13 cents per share, 100% franked at 30% tax rate on fully paid shares.

Note 8. Acquisition / Disposal of Controlled Entities and Businesses

- **Acquisitions 2002**

PaperlinX Ltd gained control over the following entities during the current half year:

	Date of Acquisition	Consolidated entity's interest	Consideration	Contribution to consolidated net profit
		%	$m	$m
The Paper Company Ltd (formerly Bunzl Fine Paper Ltd)	1/07/02	100	368.8	6.2

- **Acquisitions 2001**

PaperlinX Ltd did not gain control over any entities during the corresponding half year.

- **Disposals 2002**

PaperlinX Ltd did not lose control over any entities during the current half year.

- **Disposals 2001**

	Date of Disposal	Consolidated entity's interest	Consideration	Contribution to consolidated net profit
		%	$m	$m
Australian Paper Plantations Pty Ltd	31/8/01	100	154.3	2.3
Amtrade				
• Businesses in Australia and New Zealand	15/10/01	100	25.5	0.6
• Businesses in Europe	31/12/01			
Businesses of Commonwealth Paper Pty Ltd and Edwards Dunlop & Co	13/9/01	100	20.2	0.6

Note 9. Segment Reporting

CONSOLIDATED

For the half-year ended 31 December 2002

	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue (4) $m	Total Segment Revenue $m	Segment Assets $m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	47.1	1,548.4	5.2	1,553.6	1,479.9
Communication Papers	60.0	403.9	-	403.9	886.2
Packaging Papers	22.7	135.5	0.9	136.4	295.1
Corporate and Other (5)	(6.7)	61.3	3.1	64.4	159.6
Profit before net interest, income tax and significant items	123.1				
Net Interest (1)	(20.7)				
Profit before income tax and significant items	102.4				
Inter-segment sales (2)		(282.4)		(282.4)	
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	102.4	1,866.7	10.7	1,877.4	2,857.8

CONSOLIDATED

For the half-year ended 31 December 2001

	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue (4) $m	Total Segment Revenue $m	Segment Assets $m
BUSINESS SEGMENTS (6)					
Merchanting & Paper Trading	27.7	1,098.2	6.2	1,104.4	1,059.3
Communication Papers	70.3	420.0	-	420.0	887.6
Packaging Papers	20.5	143.8	2.5	146.3	295.1
Corporate and Other (5)	(5.7)	203.6	-	203.6	92.2
Profit before net interest, income tax and significant items	112.8				
Net Interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Inter-segment sales (2)		(347.1)		(347.1)	
Unallocated revenue (4)			203.5	203.5	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	212.2	1,730.7	2,376.3

Note 9. Segment Reporting (cont'd)

	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
For the half-year ended 31 December 2002					
GEOGRAPHIC SEGMENTS					
Australia	86.7	782.3	7.5	789.8	1,709.8
New Zealand	4.8	117.0	1.2	118.2	111.0
North America	10.2	464.1	0.1	464.2	404.4
Europe	17.7	456.2	0.1	456.3	533.2
Asia	3.7	47.1	0.3	47.4	62.4
Profit before net interest, income tax and significant items	123.1				
Net interest (1)	(20.7)				
Profit before income tax and significant items	102.4				
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	102.4	1,866.7	10.7	1,877.4	2,857.8

	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
For the half-year ended 31 December 2001					
GEOGRAPHIC SEGMENTS (6)					
Australia	94.5	877.8	5.6	883.4	1,749.5
New Zealand	5.6	116.7	0.1	116.8	117.3
North America	10.3	446.8	0.1	446.9	384.2
Europe	(0.4)	14.6	1.2	15.8	5.3
Asia	2.8	62.6	1.7	64.3	77.9
Profit before net interest, income tax and significant items	112.8				
Net interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Unallocated revenue (4)			203.5	203.5	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	212.2	1,730.7	2,376.3

Note 9. Segment Reporting (cont'd)

Notes

(1) Interest is not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) Profit before net interest and income tax

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	5.2	6.2
Other revenue from outside operating activities	4.0	2.5
	9.2	8.7
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	1.5	203.5
	10.7	212.2

(5) Corporate and Other includes the businesses divested, stationery, converting and corporate costs.

(6) December 2001 details have been reallocated as follows:
- Distribution costs – reallocated between Other and Merchanting – PBIT $(0.9)m;
- Goodwill reallocated between segments

Note 10. Contingent Liabilities

	CONSOLIDATED 31 December 2002 $m	CONSOLIDATED 30 June 2002 $m
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	2.5	2.5
• Bank guarantees (acquisitions)	-	373.0
	2.5	375.5

The bank guarantees (trade), the beneficiary of which are third parties, are in relation to the importation of products.

The bank guarantees (acquisition) at 30 June 2002 of $373.0 million (GBP 138 million) related to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). This guarantee expired on 2 July 2002.

Note 11. Events Subsequent to Reporting Date

Since 31 December 2002 to the date of this report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in financial years subsequent to 31 December 2002.

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited:

1. the financial statements and notes set out on pages 3 to 14 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 1029 *Interim Financial Reporting*; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 11th day of February 2003.

D E Meiklejohn
Chairman

I M Wightwick
Managing Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF PAPERLINX LIMITED

Scope

We have reviewed the financial report of PaperlinX Limited for the half-year ended 31 December 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the directors' declaration set out on pages 3 to 15. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of PaperlinX Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

ii) complying with Australian Accounting Standard AASB 1029 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

R J Douglas
Partner

Melbourne
11th February 2003

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

PaperlinX

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of Lodgement: 11-Feb-2003

Title: Open Briefing. PaperlinX. MD on H2 03 Outlook

corporatefile.com.au
PaperlinX Limited today reported net profit of $71.5 million for the first half ended December 2002, up 10 percent from the previous comparable period. To a large degree, the growth reflects an increased contribution from the Merchanting and Paper Trading business, where EBIT rose $19.4 million or 70 percent to $47.1 million, on the back of the acquisition of UK-based Bunzl Fine Paper (now trading as The Paper Company) at the end of June 2002. What was the performance of the existing merchanting operations?

MD Ian Wightwick
The underlying businesses performed well, with our merchants in each geographic market profitable, and producing commendable results. This was despite a very challenging and highly competitive market. We improved overall sales volumes and either maintained or gained market share in most regions.

We're particularly pleased with the performance of the recent acquisitions, Bunzl Fine Paper, now The Paper Company, and Papier Turgeon in Quebec. They've well and truly met all our expectations.

corporatefile.com.au
What's the current demand environment of your North American and UK merchanting operations and what's the earnings outlook for the business as a whole in the second half ending June 2003?

MD Ian Wightwick
Certainly North America has been, and continues to be, a tough market. In the US, we've improved volumes and market share, and the business is in fine shape for an improvement in activity. Our Canadian business is even better, with the exchange rate providing opportunities for US companies to do some printing in Canada.

In the UK, we've had a strong performance. Our merchants have gained market share and volume.

Asia has also been a tough market and pretty patchy, but we've improved our profitability by focussing on efficiencies and market share.

The outlook for these regions is hard to predict due to economic and geopolitical factors outside our control. On a positive note, our businesses are well positioned to benefit from any improvement in activity. There've been some encouraging signs in some markets, but we remain pretty cautious on the international economic outlook.

corporatefile.com.au
In the first half, the North American and UK merchanting businesses booked EBIT of $10.2 million and $17.7 million respectively, for EBIT margins of 2.2 percent and 3.9 percent respectively. To what extent are these bottom-of-the-cycle margins?

MD Ian Wightwick
It's difficult to say given the high level of uncertainty all around us. But it wouldn't appear there's any expectation of further downside if you look at the extensive analysis by the printing industry in the US, probably the most thorough of any in the world. All the indicators in that analysis say it's not a matter of if, but when things improve.

corporatefile.com.au
When do you expect a recovery and what are your margin expectations for the off-shore merchanting operations at the top of the cycle?

MD Ian Wightwick
Most commentators, even in the light of the current international uncertainties, are still reasonably bullish about the second half of calendar 2003, and particularly 2004.

Our merchants' fixed costs won't increase, apart from increases in debtors and stocks, when demand is strong. We've made the most of the opportunity to improve market share and get our logistics and systems to the most cost-effective position. We're well positioned to see significantly higher margins as economic activity improves and volumes and prices move up.

corporatefile.com.au
In the first half, PaperlinX's Australian merchanting businesses maintained volumes and increased gross margin amid lower demand. To what do you attribute this outcome and can the businesses maintain volumes and margins going forward?

MD Ian Wightwick
We've done well in a difficult market first because of our restructuring and re-focussing to give very high customer service. We've also taken initiatives to improve our cost structure, particularly in logistics. And we're seeing the full benefits of bringing the PaperlinX merchants together with Spicers in January 2001.

At the same time, our Australian merchants increased prices during the first half and these have held, and that has improved margins.

We saw some improvement in the printing industry in Australia just before Christmas and given the improvement in prices, we expect margins to hold and continue to improve, building on the position we have in the market, as activity picks up going forward.

corporatefile.com.au
PaperlinX now has the widest geographic spread of any paper merchant internationally. Are these operations reaping the purchasing and other synergies anticipated when you began developing your international merchanting strategy?

MD Ian Wightwick
Certainly we're seeing the benefits of being able now to work very closely with our international suppliers on a multi-region basis.

However, our international merchanting position has also given us some additional benefits to those we originally predicted. The businesses are increasingly working together. We're developing a strengthened international model of best merchanting practice and training as our people share their knowledge and experiences and begin to roll out systems and processes others have developed successfully.

Another small benefit is the chance to see how good each region really is, using benchmarking information that was not hitherto available. That's certainly given me the opportunity to set some even more challenging targets for each of the regions.

corporatefile.com.au
Australian Paper's Communication Papers business booked EBIT of $60.0 million in the first half, down 15 percent, with higher imported pulp costs and lower selling prices for coated mechanical publication papers impacting the result. Given the relative strength of the Australian dollar and the cyclical lows of international

pulp prices over recent months, why were PaperlinX's pulp costs higher than the previous period?

MD Ian Wightwick
Our pulp costs were higher due to an increase in the international pulp price, particularly at the start of the period through to November, while in the six months to December 2001, we had the opportunity to purchase a substantial amount of pulp at the bottom of the market.

What was unusual in the six months to December 2002 was that the pulp suppliers worked hard to increase prices against a lack of support from demand for paper, resulting in prices rising from July to November but dipping again at the end of the period. The unusual short-term increase made recovery through paper price increases more difficult.

corporatefile.com.au
What's the current trend in your imported pulp costs?

MD Ian Wightwick
International pulp costs have remained down although in the last week some producers, particularly in the US, an area we don't buy from, have announced price increases in softwood pulp for coming months. But it's absolutely not clear these will hold.

The point to be made is that sustained increases in pulp prices will only occur if there's an increase in demand for paper, and an increase in paper prices. Otherwise, paper manufactures have no rational motivation to concede to the demands of pulp makers.

corporatefile.com.au
What's the earnings outlook for Communication Papers in the second half?

MD Ian Wightwick
Obviously pulp costs are lower now than they were going into the December half. On the other hand, paper demand remains subdued. We're not expecting any significant changes in volumes or price in the current half. But, the final outcome will depend on domestic demand in Australia, and although there are some positive signs, it's too early to tell whether they're any grounds for sustained optimism.

corporatefile.com.au
Australian Paper's Packaging Papers business booked first-half EBIT of $22.7 million, up 11 percent, with higher average selling prices and higher sales volumes in Australia and New Zealand offsetting lower overall volumes. What's the outlook for prices and volumes over the remainder of the year?

MD Ian Wightwick
In our domestic linerboard business, which goes predominantly to Amcor, we've seen an improvement in volumes due to strong demand. We've also seen an improved product mix and a slight increase in prices. Our excess linerboard, which we sell on the export market, has seen weaker prices, with demand impacted by lower shipments of products into the US market.

In multi-wall sack papers, the other key part of our packaging business, we're starting to see the impact of the drought in Australia, particularly in areas such as export milk powders. In contrast, demand for multi-wall sack for cement from the building industry has been strong.

In the current half, we're confident of the outlook for linerboard in the domestic market, although we're less certain about the export market. On the positive side for the multi-wall sack papers, in March we'll complete a major plant upgrade to make a more elastic, semi-extensible sack kraft. This is a higher-returning product and also opens up markets for us in the non-agricultural sector both domestically and in exports, so we expect to see improving returns in that business going forward.

corporatefile.com.au
At the end of December 2002, PaperlinX had net debt of $417.9 million, up from $331.5 million at the end of June and net debt to net debt plus equity stood at 22.1 percent, up from 21.5 percent. What do you believe is an appropriate level of gearing for the company?

MD Ian Wightwick
Our target for net debt to debt plus equity is around 40 to 50 percent, particularly as we add more merchanting, as opposed to manufacturing, to our portfolio. While this suggests we're currently under-geared, our current position gives us the flexibility to continue with our growth strategy in international merchanting using the strength of our balance sheet.

It's worth mentioning that the current share buy-back reflects our desire to actively manage our balance sheet in terms of excess cash generated from operations. That we haven't rushed out and bought businesses reflects the very disciplined approach we take to any businesses we look to acquire, and that's a positive for our shareholders.

corporatefile.com.au
PaperlinX booked EPS of 20.0 cents in the first half, unchanged from the previous first half, reflecting the issue of 36 million shares to partially fund The Paper Company acquisition, and you've announced a 70 percent-franked, 13.5 cent per share interim dividend, up from 13.0 cents. What's the outlook for dividends and franking for the full year?

MD Ian Wightwick
The first-half dividend of 13.5 cents represents a pay-out of 67.5 percent of earnings, compared with the prior period's 64.7 percent. Obviously dividends remain a board decision, but I'd expect our pay-out ratio to remain around the 70 percent level. Franking of course is determined by the amount of tax we pay in Australia, but we'd expect the final dividend to be not less than 60 percent franked.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings by PaperlinX, visit www.corporatefile.com.au

For more information about PaperlinX, visit www.paperlinx.com.au

PaperlinX

82-5061

Paper...
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

11 February, 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street,
Sydney NSW 2000

No. of pages: 39

Fax: 1300 300 021

Dear Sir/Madam,

PaperlinX Limited Half Year Results

We attach:

- ASX Appendix 4B for PaperlinX Limited
- News Release regarding PaperlinX's results for six months ended 31 December, 2002

Please contact me if you require any further information.

Yours sincerely,

Richard Hobson
Company Secretary

PaperlinX

82-5061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

11 February, 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street,
Sydney NSW 2000

No. of pages: 39

Fax: 1300 300 021

Dear Sir/Madam,

PaperlinX Limited Half Year Results

We attach:

- ASX Appendix 4B for PaperlinX Limited
- News Release regarding PaperlinX's results for six months ended 31 December, 2002

Please contact me if you require any further information.

Yours sincerely,

Richard Hobson
Company Secretary

RFH/correspondence/letters/681.doc

Rules 4.1, 4.3

Appendix 4B

Half Year Report

Introduced 30/6/2002.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	✓		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales	up	22.9%	to	1,866.7
Revenues from ordinary activities *(item 1.1)*	up	8.5%	to	1,877.4
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	10.3%	to	71.5
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	10.3%	to	71.5

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 31 December 2002.	13.5¢	9.5¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13.0¢	13.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	4 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1,877.4	1,730.7
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,752.0)	(1,615.1)
1.3	Borrowing costs	(23.0)	(21.3)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**102.4**	**94.3**
1.6	Income tax on ordinary activities *(see note 4)*	(30.9)	(29.5)
1.7	**Profit (loss) from ordinary activities after tax**	**71.5**	**64.8**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**71.5**	**64.8**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**71.5**	**64.8**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	20.0	0.5
1.14	Adjustments on initial adoption of Accounting Standards:		
	• Revised AASB 1028 "Employee Benefits"	(1.0)	-
	• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	45.2	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	64.2	0.5
1.17	**Total changes in equity not resulting from transactions with owners as owners**	135.7	65.3

+ See chapter 19 for defined terms.

Earnings per security (EPS)	Current period	Previous corresponding period
1.18 Basic EPS	20.0	20.1
1.19 Diluted EPS	19.9	20.0

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

	Current period – A$M	Previous corresponding period – A$M
1.20 Profit (loss) from ordinary activities after tax (*item 1.7*)	71.5	64.8
1.21 Less (plus) outside +equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax, attributable to members	**71.5**	**64.8**

Revenue and expenses from ordinary activities
(see note 15)

	Current period – A$M	Previous corresponding period – A$M
1.23 Revenue from sales or services	Refer Below	Refer Below
1.24 Interest revenue	Refer Below	Refer Below
1.25 Other relevant revenue	Refer Below	Refer Below
1.26 Details of relevant expenses	Refer Below	Refer Below
1.27 Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(33.0)	(31.7)
Capitalised outlays		
1.28 Interest costs capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs		
1.30 Interest expense	21.8	20.3
1.31 Other borrowing costs	1.2	1.0
1.32 Borrowing costs	**23.0**	**21.3**

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		Current Period A$m	Previous Corresponding Period A$m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	1,866.7	1,518.5
	Rendering of services:		
	• Commissions	5.2	6.2
Sub-total – Revenue from Operating Activities		1,871.9	1,524.7
1.24 & 1.25	**Revenue from outside operating activities**		
	Government grants	-	-
	Insurance proceeds	3.6	2.5
	Rent received	0.4	-
		4.0	2.5
	Interest received:		
	• Other	1.1	1.8
	Proceeds on disposal of		
	• Non-current assets	0.4	1.7
	• Businesses and controlled entities	-	200.0
		1.5	203.5
Sub-total – Revenue from outside operating activities		5.5	206.0
	<u>TOTAL REVENUE FROM ORDINARY ACTIVITIES</u>	1,877.4	1,730.7

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		Current Period A$m	Previous Corresponding Period A$m
1.26	**EXPENSES FROM ORDINARY ACTIVITIES**		
	Cost of Sales	(1,469.1)	(1,195.0)
	Distribution and Warehousing expenses	(153.2)	(90.3)
	Sales and Marketing expenses	(53.5)	(44.6)
	General and Administration expenses (1)	(75.4)	(283.6)
	Research and Development expenses	(0.8)	(1.6)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	(1,752.0)	(1,615.1)

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of business and controlled entities disposed of $0.4 million (2001 $203.1 million).

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	59.6	28.3
1.31	Net profit (loss) attributable to members (*item 1.11*)	71.5	64.8
1.32	Net transfers from (to) reserves *(details if material)*	-	(3.0)
1.33	Net effect of changes in accounting policies:		
	• Revised AASB 1028 "Employee Benefits"	(1.0)	-
	• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	45.2	-
1.34	Dividends provided	-	(41.9)
1.35	Dividends paid	(45.2)	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**130.1**	**48.2**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	8.0	-	-	8.0
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	8.0	-	-	8.0
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	183.4	112.9	92.7
4.2	Receivables	685.2	427.7	457.8
4.3	Investments	-	-	-
4.4	Inventories	570.2	461.3	535.3
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**1,438.8**	**1,001.9**	**1,085.8**
	Non-current assets			
4.8	Receivables	4.9	5.4	3.8
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	1.5	1.5	2.0
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1,093.6	1,071.1	1,069.6
4.15	Intangible assets (net)	282.0	171.3	173.0
4.16	Deferred tax assets	37.0	37.5	42.1
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,419.0**	**1,286.8**	**1,290.5**
4.19	**Total assets**	**2,857.8**	**2,288.7**	**2,376.3**
	Current liabilities			
4.20	Payables	510.4	345.3	393.4
4.21	Interest bearing liabilities	50.6	43.6	179.8
4.22	Current tax liabilities	11.7	13.0	18.8
4.23	Provisions exc. tax liabilities	53.8	100.0	100.0
4.24	Other	-	-	-
4.25	**Total current liabilities**	**626.5**	**501.9**	**692.0**
	Non-current liabilities			
4.26	Payables	24.1	1.4	3.0
4.27	Interest bearing liabilities	550.7	400.8	317.3
4.28	Deferred tax liabilities	141.8	132.9	124.7
4.29	Provisions exc. tax liabilities	39.5	38.6	35.5
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**756.1**	**573.7**	**480.5**
4.32	**Total liabilities**	**1,382.6**	**1,075.6**	**1,172.5**
4.33	**Net assets**	**1,475.2**	**1,213.1**	**1,203.8**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,312.7	1,140.9	1,139.9
4.35	Reserves	32.3	12.5	15.6
4.36	Retained profits (accumulated losses)	130.1	59.6	48.2
4.37	**Equity attributable to members of the parent entity**	**1,475.1**	**1,213.0**	**1,203.7**
4.38	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.39	**Total equity**	**1,475.2**	**1,213.1**	**1,203.8**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	-

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**-**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	1,897.6	1,564.0
7.2	Payments to suppliers and employees	(1,732.6)	(1,373.8)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1.1	1.9
7.6	Interest and other costs of finance paid	(24.4)	(18.3)
7.7	Income taxes paid	(24.3)	(39.2)
7.8	Other (provide details if material)	9.2	30.5
7.9	**Net operating cash flows**	**126.6**	**165.1**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(31.2)	(33.3)
7.11	Proceeds from sale of property, plant and equipment	1.8	1.4
7.12	Payment for purchases of controlled entities and assets	(324.4)	(3.5)
7.13	Proceeds from sale of controlled entities and assets	-	194.6
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	0.9	0.8
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(352.9)**	**160.0**
	Cash flows related to financing activities		
7.18 (1)	Proceeds from issues of shares	175.0	1.1
7.18 (2)	Share issue expenses	(2.2)	-
7.18 (3)	Payment for shares bought back	(1.0)	-
7.19	Proceeds from borrowings	491.7	994.6
7.20	Repayment of borrowings	(328.9)	(1,281.2)
7.21	Dividends paid	(45.0)	(44.9)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(0.3)	(0.6)
7.22 (2)	Other – Principal lease repayments	(0.1)	(0.1)
7.23	**Net financing cash flows**	**289.2**	**(331.1)**
7.24	**Net increase (decrease) in cash held**	**62.9**	**(6.0)**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	107.8	90.3
7.25 (2)	Cash acquired on acquisition of controlled entities	-	-
7.25 (3)	Cash disposed on disposal of controlled entities	-	(2.6)
7.26	Exchange rate adjustments to item 7.25.	12.2	7.1
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**182.9**	**88.8**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	124.5	90.1
8.2 Deposits at call	58.9	2.6
8.3 Bank overdraft	(0.5)	(3.9)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**182.9**	**88.8**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.5%	5.4%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	4.8%	5.4%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding Period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	20.0¢	20.1¢
b) Diluted EPS (if materially different from the Basic EPS)	19.9¢	20.0¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS - million	356.9	321.6
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS - million	359.5	324.4

NTA backing

	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	$3.22	$3.07

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL

13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	25 March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	4 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December 2002.	13.5¢	9.5¢	N/A
15.7	Previous year (30% tax rate)	13.0¢	13.0¢	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided	41.9
	Preference +securities *(each class separately)*	for at	-
15.12	Other equity instruments *(each class separately)* Refer 15.6 above – no dividend has been provided for in accordance with AASB 1044. The estimated distribution for the dividend is $48.5 million	31 December 2002	-
15.13	**Total**	-	**41.9**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.1 Equity accounted associates and joint venture entities NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A N/A			
18.3	**+Ordinary securities**	359,017,614	359,017,614		
18.4	Changes during current period (a) Increases through Employee Share Plan Issues				
	– Exercise of Options	15,000	15,000	3.13	3.13
	– Exercise of Options	7,500	7,500	4.12	4.12
	– Exercise of options				
	(b) Increase through long term incentive plan				
	(b) (i) – Private Placement of shares	26,041,667	26,041,667	4.80	4.80
	- Share Purchase Plan	10,411,910	10,411,910	4.80	4.80
	(c) Decreases through returns of capital, buybacks	191,000	191,000	5.07	5.07
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*				
18.8	Issued during current period	220,000	220,000	5.13	N/A
18.9	Exercised during current period	15,000 7,500	15,000 7,500	3.13 4.12	N/A N/A
18.10	Expired during current period	N/A	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2002					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	47.1	1,548.4	5.2	1,553.6	1,479.9
Communication Papers	60.0	403.9	-	403.9	886.2
Packaging Papers	22.7	135.5	0.9	136.4	295.1
Corporate and Other (5)	(6.7)	61.3	3.1	64.4	159.6
Profit before net interest and income tax	123.1				
Net interest (1)	(20.7)				
Profit before income tax	102.4				
Inter-segment sales (2)		(282.4)		(282.4)	
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	102.4	1,866.7	10.7	1,877.4	2,857.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2001					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	27.7	1,098.2	6.2	1,104.4	1,059.3
Communication Papers	70.3	420.0	-	420.0	887.6
Packaging Papers	20.5	143.8	2.5	146.3	295.1
Corporate and Other (5)	(5.7)	203.6	-	203.6	92.2
Profit before net interest and income tax	112.8				
Net interest (1)	(18.5)				
Profit before income tax	94.3				
Inter-segment sales (2)		(347.1)		(347.1)	
Unallocated revenue (4)			203.5	203.5	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	212.2	1,730.7	2,376.3

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2002					
GEOGRAPHIC SEGMENTS					
Australia	86.7	782.3	7.5	789.8	1,709.8
New Zealand	4.8	117.0	1.2	118.2	111.0
North America	10.2	464.1	0.1	464.2	404.4
Europe	17.7	456.2	0.1	456.3	533.2
Asia	3.7	47.1	0.3	47.4	62.4
Profit before net interest and income tax	123.1				
Net interest (1)	(20.7)				
Profit before income tax	102.4				
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	102.4	1,866.7	10.7	1,877.4	2,857.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2001					
GEOGRAPHIC SEGMENTS					
Australia	94.5	877.8	5.6	883.4	1,749.5
New Zealand	5.6	116.7	0.1	116.8	117.3
North America	10.3	446.8	0.1	446.9	384.2
Europe	(0.4)	14.6	1.2	15.8	5.3
Asia	2.8	62.6	1.7	64.3	77.9
Profit before net interest and income tax	112.8				
Net interest (1)	(18.5)				
Profit before income tax	94.3				
Unallocated revenue (4)			203.5	203.5	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	212.2	1,730.7	2,376.3

Notes

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2002 $m	2001 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	5.2	6.2
Other revenue from outside operating activities	4.0	2.5
	9.2	8.7
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	1.5	203.5
	10.7	212.2

(5) Corporate and Other includes the businesses divested, stationery, converting and corporate costs.

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits available or which will arise on the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of dividends provided for in the financial statements of $Nil (2001: $41.9 million): Class C (30%) franking credits - $13.8 million (2001: $31 million). Following payment of the interim dividend declared at the date of this announcement the balance would be ($0.8 million).

From 1 July 2002, the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

Comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the "franking credits available" balance would have been $13.3 million.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

It is expected that the final dividend for the year will be partially franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002. The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change was a $1.0 million decrease in opening retained profits, a $0.3 million increase in deferred tax assets and a $1.3 million increase in the current provision for employee benefits.

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002. The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change was a $45.2 million increase in opening retained profits and a $45.2 million decrease in provision for dividends. As a consequence of this change, no provision for dividends has been recorded as at 31 December 2002.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

> The major decrease in contingent liabilities since the last annual report relates to a bank guarantee for $373 million (GBP 138 million) issued in relation to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). This guarantee expired on 2 July 2002.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 11 February 2003
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.

PaperlinX

ACN 005 146 350 ABN 70 005 146 350

82-5061

NEWS RELEASE

11 February 2003

Statement to Australian Stock Exchange and News Media

For six months ended 31 December 2002

THE SIX MONTHS

PaperlinX achieved excellent results in the six months to 31 December 2002 in a highly competitive environment and subdued economic conditions. The results include the consolidation from 1 July 2002 of The Paper Company (formerly Bunzl Fine Paper) in the United Kingdom and Ireland.

The major highlights of the six months were:

✓ Sales revenue of $1.9 billion, up 23% over the six months to December 2001;

✓ Operating profit from ordinary activities before interest and tax of $123.1 million, an increase of 9% on the six months to December 2001;

✓ Profit after income tax of $71.5 million, 10% higher than the six months to December 2001;

✓ Earnings per share maintained at 20.0 cents on a higher capital base;

✓ Earnings per share before goodwill amortisation increased to 22.3 cents per share;

✓ The Paper Company successfully incorporated into PaperlinX group with excellent performance in line with our expectations;

✓ Solid operating performance by Australian Paper;

✓ Increased interim dividend of 13.5 cents per share, franked to 70%; and

✓ A sound balance sheet.


Sales Revenue ($m)
1,867
↑ 23%
1,519
2,000
1,500
1,000
500
0
Dec 02
Dec 01


Operating Profit from Ordinary Activities before Interest, Tax, Depreciation and Amortisation ($m)
164.1
↑ 10%
149.7
170
160
150
140
130
120
Dec 02
Dec 01


Operating Profit from Ordinary Activities before Interest and Tax ($m)
123.1
↑ 9%
112.8
130
120
110
100
Dec 02
Dec 01


Operating Profit after Tax ($m)
71.5
↑ 10%
64.8
75
70
65
60
Dec 02
Dec 01


Return on Average Funds Employed (%)
12.9
13.0
15
10
5
0
Dec 02
Dec 01


Earnings Per Share before Goodwill Amortisation (cps)
22.3
↑ 2%
21.8
23
22
21
20
Dec 02
Dec 01


Sales Volume (000 tonnes)
989
↑ 23%
805
1000
900
800
700
600
500
Dec 02
Dec 01


Earnings Per Share (cps)
20.0
20.1
21
20
19
Dec 02
Dec 01

Note: All currency in this report is in Australian dollars.

PaperlinX

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		6 months to Dec 2002	6 months to Dec 2001	% Increase
Sales Revenue	$m	1,866.7	1,518.5	23
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	164.1	149.7	10
Profit from Ordinary Activities before interest & income tax	$m	123.1	112.8	9
Profit from Ordinary Activities before income tax	$m	102.4	94.3	9
Profit from Ordinary Activities after income tax	$m	71.5	64.8	10
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.9	13.0	
Return on average shareholders equity	%	10.2	10.6	
Net interest cover (times)	x	5.9	6.1	
Earnings per share before goodwill amortisation	cps	22.3	21.8	
Earnings per share	cps	20.0	20.1	
Dividend per share	cps	13.5	13.0	

Profit after income tax for the six months ended 31 December 2002 increased to $71.5 million, an increase of 10% over the six months to December 2001. This excellent result was achieved in a highly competitive trading environment and variable economic conditions.

PaperlinX's results include the consolidation of The Paper Company (formerly Bunzl Fine Paper) in July 2002. The PaperlinX results for the six months to December 2001 included businesses that have since been divested, namely Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper.

Profit before interest, income tax, depreciation and amortisation increased 10% to $164.1 million. Profit before interest and income tax rose 9% to $123.1 million.

The Paper Merchanting business produced a commendable result given the economic conditions, with The Paper Company achieving our expectations, increased earnings in Australia and Asia and a satisfactory result in difficult conditions in North America. Australian Paper's Packaging Papers business increased earnings on lower sales volumes. The higher cost of imported pulp, lower selling prices for publication papers and lower Australian sales volumes adversely impacted the results of Australian Paper's Communication Papers business. Paper manufacturing operations performed strongly.

PaperlinX's balance sheet and key financial ratios continue to be strong. In July 2002, PaperlinX issued 36 million shares to partially fund the acquisition of The Paper Company. In October 2002 a multi-currency debt facility was established.

PaperlinX

DIVIDEND

The Directors have declared an increased interim dividend of 13.5 cents per share, 70% franked at the rate of 30 cents in the dollar.

The company will mail the interim dividend on 25 March 2003 to shareholders recorded on the record date of 4 March 2003 as being entitled to the dividend.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before Income Tax, Sales Revenue, and Total Assets by industry and geographic segments for the six months to 31 December 2002 and for the six months to 31 December 2001.

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	Dec 2002 $m	Dec 2001 $m	Dec 2002 $m	Dec 2001 $m	Dec 2002 $m	Dec 2001 $m
Industry Segments						
Merchanting & Paper Trading [1] [3] [4] [6]	47.1	27.7	1,548.4	1,098.2	1,479.9	1,059.3
Communication Papers [1]	60.0	70.3	403.9	420.0	886.2	887.6
Packaging Papers [1]	22.7	20.5	135.5	143.8	295.1	295.1
Corporate and Other [1] [2] [4]	(6.7)	(5.7)	61.3	203.6	159.6	92.2
Operating profit from Ordinary Activities before interest & income tax	123.1	112.8				
Net Interest	(20.7)	(18.5)				
Inter-segment Sales			(282.4)	(347.1)		
Unallocated Assets (deferred tax assets)					37.0	42.1
Total:	102.4	94.3	1,866.7	1,518.5	2,857.8	2,376.3
Geographic Segments [2] [3] [4] [5] [6]						
Australia [1]	86.7	94.5	782.3	877.8	1,709.8	1,749.5
New Zealand [1]	4.8	5.6	117.0	116.7	111.0	117.3
North America [1] [3]	10.2	10.3	464.1	446.8	404.4	384.2
Europe [1] [6]	17.7	(0.4)	456.2	14.6	533.2	5.3
Asia [1]	3.7	2.8	47.1	62.6	62.4	77.9
Operating profit from Ordinary Activities before interest & income tax	123.1	112.8				
Net Interest	(20.7)	(18.5)				
Unallocated Assets (deferred tax assets)					37.0	42.1
Total:	102.4	94.3	1,866.7	1,518.5	2,857.8	2,376.3

(1) Profit before interest and income tax;

(2) Includes: Australian Paper Plantations for the period 1/7/01 to 31/8/01
Amtrade Australia and New Zealand for the period 1/7/01 to 15/10/01
Edwards Dunlop and Commonwealth Paper for the period 1/7/01 to 13/09/01

(3) Includes: Turgeon Papier acquired effective 1/4/02;

(4) December 2001 details have been reallocated as follows:

- Distribution costs – reallocated between Other and Merchanting –PBIT $(0.9)m;
- Goodwill reallocated between segments

(5) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

(6) The Paper Company – UK & Ireland consolidated from 01/07/02.

MERCHANTING & PAPER TRADING

		6 mnths Dec 02	6 mnths Dec 01	Increase %
Sales Revenue	$m	1,548	1,098	41
Operating Profit before Interest & Tax	$m	47	28	68
Sales Volume	'000 tonnes	746	533	40

The Paper Merchanting and Trading business delivered a commendable result despite operating in depressed economic conditions with intense competition resulting in lower selling prices and lower margins in some regions.

Overall sales increased 41% to $1.5 billion and profit before interest and tax of $47 million was an increase of 68% over the prior period. Sales volumes increased 40% to 746,000 tonnes. The most significant influence on the results was the addition of The Paper Company (formerly Bunzl Fine Paper).

The Paper Company, which operates throughout the United Kingdom and Ireland, was acquired on 1 July 2002. For the six months, sales volumes increased 15% above the same period in the previous year. Earnings before interest and tax of $18 million were 48% above the proforma result in the prior year. The Paper Company has achieved excellent results, expanding market share and margins during a very demanding period.

Despite reduced demand for printing and writing papers in Australia resulting in intense competition amongst paper merchants, our merchants have maintained volumes and increased gross margin. Profit before interest and tax was ahead of the prior year also reflecting the benefits of the restructuring program implemented in October 2001.

In New Zealand, while sales volume has been maintained, margins and overall profit were affected by economic conditions, customer consolidation and low cost imports which impacted selling prices and margins. In December 2002, our two New Zealand merchanting businesses were restructured under common management to improve operating performance.

In North America, demand fluctuated significantly from one month to the next. Print market volumes in the USA were 4% below the previous year. Selling prices declined 6% compared to the prior year. Despite the challenging conditions, our

USA merchants increased sales volume by 15%, especially through their newer locations and ability to provide superior customer service. Economic conditions and demand for printing papers improved in Canada. Combined with the addition of Turgeon Papier in Montreal, which was acquired in April 2002, PaperlinX's Canadian merchants increased volume by 38%. This included achieving synergies through combining the strengths of Turgeon Papier with Coast Paper, creating a strong national merchant operation across Canada. Overall, PaperlinX's North American merchanting business maintained profit before interest and tax at the same level as the prior year and is positioned to capitalise on an upturn in economic conditions.

In Asia, the initiatives previously implemented by our merchants to reduce costs and improve profitability have contributed to an improved profit result at a time of difficult and dull trading conditions.

Pacific Paper Marketing, our paper trading business, continued to perform well even though demand in Asia was subdued.

With the breadth of product, quality of service, customer focus and efficient cost structures, all PaperlinX's merchanting businesses are now well placed to benefit from any upturn in demand for printing papers.

Following the acquisition of The Paper Company, PaperlinX's paper merchants have the widest geographic spread across the world of any paper merchant with operations now covering Australia, New Zealand, USA, Canada, Singapore, Hong Kong, Malaysia, United Kingdom and Ireland. The paper trading business sells paper in over 40 countries.

AUSTRALIAN PAPER: COMMUNICATION PAPERS

		6 mnths Dec 02	6 mnths Dec 01	Increase/ (Decrease)%
Sales Revenue	$m	404	420	(4)
Operating Profit before Interest & Tax	$m	60	70	(14)
Sales Volume	'000 tonnes	254	256	(1)
- Australia/New Zealand	%	86	88	

Australian Paper's Communication Papers business had a challenging six months, impacted predominantly by higher imported pulp costs and lower demand for Office Papers in Australia and New Zealand. Profit before interest and tax reduced to $60 million from $70 million in the corresponding prior period.

Due to increased levels of export, sales volumes were at a similar level to the prior year. In the Australian printing and publishing market, sales to the larger web printers remained strong, although competitive pressure resulted in lower selling prices, while in Office Papers there were incremental increases in selling prices on lower sales volumes. In Office Papers, Australian Paper has maintained its Australian market share of approximately 60%, including the flagship brand REFLEX™.

Export sales were 14% of sales volume reflecting minimal downtime taken on the paper machines as excess volume was placed in the export markets at a positive cash contribution.

The major impact on profit was the higher cost of imported pulp used to supplement Australian Paper's own manufactured pulp. The corresponding period last year benefited from opportunistic purchases of imported pulp at the low point of the price cycle compounding the impact when comparing these two periods. The manufacturing operations performed well, achieving lower production costs (excluding pulp) at all locations.

Communication papers are manufactured by Australian Paper at its four paper mills and are used in printing, office and home applications.

PaperlinX

AUSTRALIAN PAPER: PACKAGING PAPERS

		6 mnths Dec 02	6 mnths Dec 01	Increase/ (Decrease) %
Sales Revenue	$m	136	144	(6)
Operating Profit before Interest & Tax	$m	23	21	10
Sales Volume	'000 tonnes	165	179	(8)
- Australia/New Zealand	%	83	75	

Australian Paper's Packaging Papers business manufactures linerboards, sack and bag papers for the Australian, New Zealand and Asian markets.

Packaging Papers achieved a good result with profit before interest and tax of $23 million, an increase of 10% over the corresponding period to December 2001. Higher average selling prices were achieved, including the increases arising from the long term linerboard supply agreement. Sales volumes in Australia and New Zealand increased in the period, whilst the overall lower sales level reflected a higher demand for pulp rich linerboards, a planned increase in inventory levels and the prolonged drought which is impacting demand for sack and bag papers.

Production was impacted by an electrical fire at the Maryvale 2 paper machine in October 2002, closing production for three weeks. Sales were met from inventory.

In the period, 17% of sales volume was outside Australia, compared to 25% in the prior year. The reduced volume was due to higher Australian linerboard sales and an increase in inventory levels.

As previously announced, Maryvale 1 machine, which makes bag and sack papers, is being modified to make a semi-extensible ('elastic') sack kraft paper to meet current and projected market demand. All necessary equipment has been received with installation scheduled for March 2003.

CORPORATE & OTHER

		6 mnths Dec 02	6 mnths Dec 01	Increase/ (Decrease)%
Sales Revenue	$m	61	204	(70)
Operating Profit before Interest & Tax	$m	(7)	(6)	(20)

Corporate and Other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX. In the six months to December 2001 the results also include sales of $134 million and profit before interest and tax of $4 million for the businesses that have now been divested, namely Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper.

The stationery and envelopes business increased earnings as a result of its restructure program which saw the closure of the Queensland envelope manufacturing plant. Sales are now focussed on value adding business, supported by a lower overhead structure.

Corporate overhead costs are at a similar level to the prior period.

Over the past two years, PaperlinX has been developing a replacement Enterprise Resource Planning ('ERP') system in conjunction with SAP. In October 2002 the first site went live in a very smooth implementation. Subsequent implementations have continued this trend. By December 2003, PaperlinX will be operating this state of the art system in all its Australian and New Zealand businesses.

FINANCIAL POSITION

In July/August 2002, PaperlinX issued 36 million shares to institutional and existing shareholders to partially fund the acquisition of The Paper Company ('Bunzl Fine Paper'). The balance of the acquisition price was met from existing debt facilities.

In October 2002, PaperlinX established a syndicated USD400 million multi currency bank debt facility with nine financial institutions. The term ranges from three to five years. The facility replaces the National Australia Bank AUD600 million facility.

To utilise cash that is being generated in excess of our current needs, PaperlinX announced in December 2002 an on market share buyback of up to 10 million of the Company's shares. To date, approximately 240,000 shares have been purchased.

As a result of its excellent business performance and cash flow and the initiatives outlined above, PaperlinX's balance sheet is in a strong position. All ratios are within prudent levels reflecting the financial strength of the Company.

The PaperlinX group statement of Financial Position and Financial Performance are as follows:

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		December 2002	June 2002
Current Assets	$m	1,438.8	1,001.9
Non current assets	$m	1,419.0	1,286.8
Total Assets	$m	2,857.8	2,288.7
Current Liabilities	$m	626.5	501.9
Non Current Liabilities	$m	756.1	573.7
Total Liabilities	$m	1,382.6	1,075.6
Shareholders Equity	$m	1,475.2	1,213.1
Key Balance Sheet Ratios			
Net Debt	$m	417.9	331.5
Net debt to net debt and shareholders equity	%	22.1	21.5
Net debt to shareholders equity	%	28.3	27.3
Net tangible assets per share	$	3.22	3.11

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 6 months ended 31 December	
	2002	2001
	$m	$m
SALES REVENUE	1,866.7	1,518.5
Operating Profit from Ordinary Activities before depreciation, amortisation, interest, significant items and income tax	164.1	149.7
Depreciation and amortisation	(41.0)	(36.9)
Operating Profit from Ordinary Activities before interest, significant items and income tax	123.1	112.8
Net Interest Expense	(20.7)	(18.5)
Operating profit from Ordinary Activities before significant items and income tax	102.4	94.3
Income tax expense on Operating profit	(30.9)	(29.5)
OPERATING PROFIT/(LOSS)	71.5	64.8

OUTLOOK

PaperlinX has been very focused with its acquisitions and is ensuring they are successfully and smoothly integrated into the group to achieve synergistic benefits. The acquisitions, in conjunction with the initiatives which have been taken to restructure the business, and a focus on cost reductions, combined with strong market positions in each of its markets, ensure that the Company remains well positioned to benefit from any improvement in economic conditions.

Over the last six months, PaperlinX has continued to expand successfully and grow its business in challenging international economic conditions. The Company is well placed with a solid underlying financial position to continue to pursue the international expansion of its paper merchanting business as appropriate opportunities arise that meet our strict criteria.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Mob: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**220,045**	**20,955**
4. Total consideration paid or payable for the shares	**$1,114,846.43**	**$105,686.54**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.05 Lowest price paid: $5.02 Highest price allowed under rule 7.33: $5.38

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,759,000**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Signed: . Date: 3-Feb-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**191,000**	**29,045**
4. Total consideration paid or payable for the shares	**$968,439.30**	**$146,407.13**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.05 Lowest price paid: $5.02 Highest price allowed under rule 7.33: $5.43

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,779,955**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Signed: ... [signature] Date: 31-Jan-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**146,000**	**45,000**
4. Total consideration paid or payable for the shares	**$740,563.80**	**$227,875.50**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.07 Lowest price paid: $5.04 Highest price allowed under rule 7.33: $5.36

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,809,000**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Signed: [signature] Date: 31-Dec-02

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	On market
2. Date Appendix 3C was given to ASX	04-Dec-02

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**100,000**	**46,000**
4. Total consideration paid or payable for the shares	**$505,605.00**	**$234,958.80**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.12 Lowest price paid: $5.07 Highest price allowed under rule 7.33: $5.26

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,854,000**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Signed: . Date: 24-Dec-02

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	On market
2. Date Appendix 3C was given to ASX	04-Dec-02

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	50,000	50,000
4. Total consideration paid or payable for the shares	$251,505.00	$254,100.00
5. If buy-back is an on-market buyback	Highest price paid: $5.04 Date: 19-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.12 Lowest price paid: $5.06 Highest price allowed under rule 7.33: $5.23

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,900,000**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Signed: Date: 20-Dec-02

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Rule 3.8A

82-5061

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**4 December, 2002**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**0**	**50,000**
4	Total consideration paid or payable for the shares	**$0.00**	**$251,505.00**

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: n/a date: lowest price paid: n/a date:	highest price paid:$5.04 lowest price paid:$5.01 highest price allowed under rule 7.33:$5.17

Participation by directors

6	Deleted 30/9/2001.	No purchases made from directors or related parties

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**9,950,000**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .20 December, 2002
(/Company secretary)

Print name: ..RICHARD HOBSON..

== == == == ==

Rule 3.8A

Appendix 3C

82-5061

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
PAPERLINX LIMITED	70 005 146 350

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy-back
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	359,208,614
6	Whether shareholder approval is required for buy-back	Shareholder approval is not required
7	Reason for buy-back	Efficient capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	

On-market buy-back

9	Name of broker who will act on the company's behalf	Credit Suisse First Boston
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	10 million
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Between 19 December 2002 and 19 June 2003
13	If the company intends to buy back shares if conditions are met - those conditions	Nil conditions

Employee share scheme buy-back

14	Number of shares proposed to be bought back	-
15	Price to be offered for shares	-

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	-
17	Number of shares proposed to be bought back	-
18	Price to be offered for shares	-

Equal access scheme

19	Percentage of shares proposed to be bought back	-
20	Total number of shares proposed to be bought back if all offers are accepted	-
21	Price to be offered for shares	-
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	-

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/ 12/ 2002.....................
(~~Director~~/Company secretary)

Print name: .RICHARD HOBSON

== == == == ==

+ See chapter 19 for defined terms.

82-5061

Paperlinx

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

04 December 2002

PAPERLINX ANNOUNCES SHARE BUY-BACK

PaperlinX announced today an on-market, share buy-back of up to 10 million of the Company's shares. The Company will fund the buy-back with cash generated in excess of its current needs, largely through its focussed working capital management program.

In announcing the buy-back Ian Wightwick, PaperlinX's Managing Director, said, "This buy-back will not impact adversely our ability to further pursue options for growth by acquisition in North America and Europe. However we are also committed to actively manage the capital base of the company and current stock market conditions have provided us with the opportunity to enhance shareholders' returns by buying back our own stock at this time."

The buy-back period will commence on 19 December 2002 and will continue for up to 6 months. The level of buy-back does not require specific shareholder approval. Credit Suisse First Boston will act on behalf of PaperlinX.

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0)3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 3 8540 2305
Ph: +61 (0)419 838 059

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers. PaperlinX is listed on the Australian Stock Exchange under the symbol "PPX".